Genworth Life & Annuity 6610 West Broad Street Richmond, VA 23230 Michael D. Pappas Associate General Counsel

December 3, 2021

VIA EDGAR AND EMAIL

Mr. Mark Cowan

The United States Securities

  and Exchange Commission

Division of Investment Management

  Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	Genworth Life & Annuity VA Separate Account 1

Genworth Life and Annuity Insurance Company

Post-Effective Amendment to Form N-4 Registration Statement

File Nos. 333-47732; 811-05343

Dear Mr. Cowan:

We are providing responses to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”) communicated by you in a telephone call on September 17, 2021, and as supplemented in telephone conversations with the staff on October 25, 2021, and November 16, 2021, in connection with the post-effective amendment to the registration statement referenced above that was filed on August 11, 2021. The purpose of the post-effective amendment was to update the registration statement to conform to the amendments to Form N-4.

On behalf of the registrant, we are also providing blacklined pages of the registration statement reflecting the changes that we propose to file by post-effective amendment in response to the staff’s comments. For your convenience, each of the staff’s comments is set forth below, followed by our response to each comment. Please note that we have also made certain other changes that are designed to address the spirit of the staff’s comments and to promote overall investor comprehension.

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PROSPECTUS

COVER PAGE

1.	Staff Comment:

Please include all missing information and all exhibits prior to effectiveness.

Response:

We will include all missing information and exhibits prior to effectiveness.

2.	Staff Comment:

Also, we note that one of the replicate filings includes a bonus contract. The staff would like to see the draft bonus contract disclosure for the replicate.

Response:

We have provided pages from the current versions of the prospectuses of the replicate filing (File Nos. 333-62695; 811-05343) that include the requested bonus contract disclosure. The replicate filing includes the following prospectuses:

RetireReadySM Extra (Contract ID: C000026719)

Commonwealth Extra (Contract ID: C000026720)

RetireReadySM Extra II (Contract ID: C000026721)

3.	Staff Comment:

Disclose that all material variations, including material state variations, are disclosed in the prospectus or in an appendix to the prospectus.

Response:

This contract is no longer marketed or sold to new investors and the optional benefits and features of the contract are no longer available to purchase or add under issued contracts. We have updated disclosures to reflect that these optional benefits are no longer offered or sold, and we have made other changes as appropriate throughout the prospectus. Please see the responses to Staff Comment 13, 14, and 15 below.

Please note that of the replicant filings only one, MyClearCourse (File Nos: 333-133425; 811-21892; Contract ID: C000034324), is currently sold to new investors. For that filing, we will include the requested disclosure of material variations, including state variations.

4.	Staff Comment:

Please include the statement that additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov. See Item 1(a)(7) of Form N-4.

Response:

We have added the following disclosure to the cover page of the prospectus (see page 1 of the prospectus):

“Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at investor.gov.”

5.	Staff Comment:

Consider, if applicable, including the legend: “If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.” See Item 1(a)(8) of Form N-4.

Response:

We have not added the disclosure because the contract is no longer marketed or sold and is not, therefore, available to new investors.

Please note that of the replicant filings only one, MyClearCourse (File Nos: 333-133425; 811-21892; Contract ID: C000034324), is currently sold to new investors. For that filing, we will include the suggested disclosure of the free look period on the cover page of the prospectus.

6.	Staff Comment:

Does the availability of the underlying funds differ depending on the distribution plan? If so, consider the impact on the Appendix, and revise as appropriate.

Response:

The availability of the underlying funds does not differ depending on the distribution plan. We have not made any revisions in response to this comment.

DEFINITIONS

7.	Staff Comment:

Annuity Commencement Date - State that the owner selects the contract’s initial Annuity Commencement Date at issue and may not be a date beyond the younger Annuitant’s 90th birthday, unless we consent to a later date.

Response:

We have added the following disclosure to the definition of Annuity Commencement Date (see page 6 of the prospectus):

“The owner selects the contract’s initial Annuity Commencement Date at issue. The latest Annuity Commencement Date we currently permit may not be a date beyond the younger Annuitant’s 90th birthday, unless we consent to a later date.”

8.	Staff Comment:

Minimum and Maximum Annual Fee Table – Footnote 3 to the table should have a similar statement as in footnote 1 of the basis for percentage per Instruction 2(c)(i)(C).

Response:

We believe the current disclosure in footnote 3 provides the information required by the Instruction. Specifically, we disclose that the basis for the minimum fee “is a percentage of Contract Value at the time the charge is assessed” and that the basis for the maximum fee is “1.25% of benefit base plus a 0.50% of the value of the Principal Protection Death Benefit.”

9.	Staff Comment:

Minimum and Maximum Annual Fee Table – Please include the following legend for the Lowest and Highest Annual Cost Table as per Instruction 2.(c)(ii)(A):

“Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.”

Response:

Please note that this disclosure was already included before the table, but it was printed on the previous page of the prospectus. We have moved the disclosure so that it appears on the same page as, and immediately above, the Lowest and Highest Annual Cost Table (see page 10 of the prospectus).

10.	Staff Comment:

Optional Benefits – Consider deleting “discussed later in this prospectus” from the second bullet as the cross reference should suffice.

Response:

The disclosure has been deleted as suggested (see page 11 of the prospectus).

11.	Staff Comment:

Overview of the Contract – What are the phases of the contract? – Consider starting a new paragraph for the accumulation phase.

Response:

The formatting has been revised as suggested (see page 14 of the prospectus).

12.	Staff Comment:

Overview of the Contract – What are the phases of the contract? – State that during the accumulation phase purchase payments may be applied to the investment options available under the contract.

Response:

The disclosure has been revised as suggested (see page 14 of the prospectus).

13.	Staff Comment:

Overview of the Contract – What is the Guarantee Account? – Please list the state variations in an Appendix and cross-reference here.

Response:

We have revised the disclosure in this section to respond to this comment consistent with supplemental conversations held with the staff in a telephone call on November 16, 2021. Specifically, we have added the following disclosure at the end of this section (see page 15 of the prospectus) and also in the first paragraph of “The Guarantee Account” section (see page 40 of the prospectus):

“Please refer to your contract data pages or call us at (800) 352-9910 to confirm whether the Guarantee Account is available under your contract.”

14.	Staff Comment:

Overview of the Contract – What optional benefits are available under this contract? – Please list the state variations in an Appendix and cross-reference here.

Response:

We have revised the disclosure to reflect that the contract is no longer offered and sold and, therefore, that the optional riders are no longer available to be added to the contract Specifically, we added the following disclosure (see page 15 of the prospectus):

“Because this contract is no longer offered or sold, these optional riders are no longer available to be purchased or added under the contract.”

15.	Staff Comment:

General Comment – The prospectus includes disclosure throughout that certain benefits and features “may not be available in all states or markets.” Where this disclosure exists, please list the state variations in an Appendix and cross-reference.

Response:

We have revised the disclosure to reflect that the contract is no longer offered and sold and, therefore, that the optional riders are no longer available to be added to the contract (see, for example, pages 42, 123-125, 129-130 of the prospectus).

16.	Staff Comment:

Fee Tables – Please show the maximum charge first.

Response:

We have revised the disclosure as requested (see pages 18-23 of the prospectus).

17.	Staff Comment:

Annual Portfolio Expenses – Please remove the second sentence in footnote 1 under the table. The Company should not be disclaiming the accuracy of the portfolio expenses.

Response:

The table has been updated and the disclosure has been deleted as requested (see page 24 of the prospectus).

18.	Staff Comment:

Annual Portfolio Expenses – The range of portfolio expenses disclosed in footnote 1 under the table should not reflect both voluntary and contractual waivers/reimbursements. See Instructions 16 and 17.

Response:

The table has been updated and the disclosure has been revised to comply with Instructions 16 and 17 of Item 4 (see page 24 of the prospectus).

19.	Staff Comment:

Examples – The expense example should clearly indicate (either in the narrative or in a footnote) which contract features/options are reflected in the example. Note that the highest expense example must also reflect prior versions no longer sold.

Response:

The expense examples have been revised to include which contract features and options are reflected in the example. We also confirm that the highest example reflects the most expensive benefits (current or prior) available under the contract (see page 25 of the prospectus).

20.	Staff Comment:

Financial Condition of the Company – Assets in the General Account – Please specify the benefits associated with the living benefit rider options and the death benefit rider options that referenced in the second sentence.

Response:

We have revised the disclosure accordingly (see page 26 of the prospectus).

21.	Staff Comment:

The Separate Account – Include a statement that the Depositor is obligated to pay all amounts promised to investors under the contracts.

Response:

We have added the following disclosure as requested (see page 28 of the prospectus):

“The Company is obligated to pay all amounts promised to contract owners under the contracts.”

22.	Staff Comment:

Voting Rights – If true, disclose that the insurer can override a contract owner’s voting instructions under certain limited circumstances. (Consistent with mixed and shared funding orders.)

Response:

We have added the following disclosure as requested (see page 31 of the prospectus):

“Further, in certain limited circumstances, we may override a contract owner’s voting instructions consistent with SEC order.”

23.	Staff Comment:

Voting Rights – In the first sentence of the fourth paragraph, insert “as well as shares of the fund that the insurer itself owns” after the parentheses.

Response:

We have added the disclosure as requested (see page 31 of the prospectus).

24.	Staff Comment:

Other Charges – Confirm supplementally that the Registrant is not responsible for any type of operating expenses. Otherwise, disclose.

Response:

We confirm that the registrant is not responsible for any type of operating expenses.

25.	Staff Comment:

The Contract – Briefly describe any provisions and limitations for minimum contract value, and the consequences of falling below that amount.

Response:

We have added the disclosure as requested (see page 48 of the prospectus).

26.	Staff Comment:

Valuation Day and Valuation Period – State that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment.

Response:

We have added the disclosure as requested (see page 50 of the prospectus).

27.	Staff Comment:

Allocation of Purchase Payments – State how allocations would take place in the absence of instructions from the investor.

Response:

We have added the following disclosure as requested (see page 51 of the prospectus):

“We allocate any purchase payments we receive that are not accompanied with new instructions in accordance with any prior valid instructions.”

28.	Staff Comment:

Benefits Available Under the Contract – As certain optional benefits are only available to certain investors (i.e., investors who invested during specific time periods), consider identifying which optional benefits are affected and to whom those optional benefits are available (e.g., contracts issued on or after the later of May 1, 2006). See Instruction 1(c) to Item 10(a).

Response:

We have included this disclosure for certain death benefits available only to contracts issued prior to May 1, 2003, to avoid confusion to the reader. Because this product is no longer offered and sold, we do not believe adding this additional disclosure to the other benefits described in this section would be necessary or helpful. We note, in particular, that the benefit(s) that will apply to a particular contract owner will be included as part of the contract already issued to that owner. We have not, therefore, added this disclosure to the other benefits listed therein.

29.	Staff Comment:

Benefits Available Under the Contract – Optional Death Benefits - Please move the disclosure in the parentheses down so the name of the benefit is separated from the statement (e.g., add a line or two of space in between the name of the benefit and the parenthetical) or locate this disclosure in the last column as a separate bullet point.

Response:

We have revised the disclosure as requested (see pages 56-57 of the prospectus).

30.	Staff Comment:

Benefits Available Under the Contract – Examples - In responding to paragraphs (b) and (c) of this Item, provide one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. See Instruction to Item 10. Note: If the description of the benefit is clear enough without the need for an example (e.g., the Portfolio Rebalancing Program) a standalone example would not be necessary. For others, particularly where calculations are involved, examples should be provided per the form.

Response:

Examples for the benefits are provided in the sections of the prospectus that relate to those benefits.

31.	Staff Comment:

Surrenders and Partial Withdrawals - Briefly describe, or provide a cross reference to, any revocation rights (e.g., “free look” provisions), including a description of how the amount refunded is determined, the method for crediting earnings to purchase payments during the free look period, and whether investment options are limited during the free look period. See Item 18(f).

Response:

We have not added the disclosure because the contract is no longer marketed or sold and is not, therefore, available to new investors.

32.	Staff Comment:

Income Payments and the Annuity Commencement Date - If applicable, state that the investor will not be able to withdraw any Contract Value amounts after the annuity commencement date.

Response:

We have added the following disclosure as requested (see page 134 of the prospectus):

“Once the contract reaches the Annuity Commencement Date, the contract owner will no longer be able to withdraw any Contract Value from the contract.”

33.	Staff Comment:

Optional Payment Plans – Optional Payment Plan 6 – In the last sentence, add “before the first annuity payment” before the comma. Also state that only one annuity payment will be received if last surviving annuitant dies after the first payment.

Response:

We have added the disclosure as requested (see page 135 of the prospectus).

34.	Staff Comment:

Tax Matters – Please update the disclosure regarding the CARES Act, as appropriate.

Response:

We intend to update the disclosure in this section in a subsequent post-effective amendment.

35.	Staff Comment:

Return Privilege - Description of free look should specify whether investment options are limited during the free look period (e.g., often to a money market fund). Also, material state variations should be specified or cross referenced to an Appendix. Finally, the amount of the refund should reflect the return of the greater of Contract Value or purchase payments.

Response:

Because the contract is no longer marketed or sold and it is not, therefore, available for sale to new investors, the free look provisions no longer apply. We are, therefore, deleting the “Return Privilege” section from the prospectus.

36.	Staff Comment:

Records and Reports – Please update the Rule 30e-3 disclosure to reflect current practice.

Response:

We have revised the disclosure as requested (see page 171 of the prospectus).

37.	Staff Comment:

Legal Proceedings – Please update the disclosure in this section and consider whether settled matters should continue to be disclosed.

Response:

We intend to update the disclosure in this section in a subsequent post-effective amendment and will consider the staff’s comment regarding settled matters in making those updates.

38.	Staff Comment:

Appendix A – Portfolios Available Under the Contract – If updated Portfolio performance is available, provide a web address or phone number to obtain that information.

Response:

We have added a telephone number as suggested (see page A-1 of Appendix A of the prospectus; page 177 of the PDF).

39.	Staff Comment:

Appendix A – Portfolios Available Under the Contract – The staff position is that the appendix has to follow the format in Item 17 of the form. Consistent with that direction, please delete the left column (cannot include name of trust anywhere) and combine the fund and adviser/subadviser information in a single column, etc. Please also change the new combined header to “Portfolio Company and Adviser/Subadviser.”

Response:

Although we respectfully disagree with the staff’s strict construction of this form item, we have revised the disclosure as requested (see pages A-1 through A-7 of Appendix A of the prospectus; pages 177-183 of the PDF).

40.	Staff Comment:

Appendix A – Portfolios Available Under the Contract – Delete the footnotes to the table on pages A-4 and A-8 as they are not required or permitted by the form. If the disclosure in the footnotes on page A-8 are required by contract, please consider locating the disclosure elsewhere in the document.

Response:

The footnotes have been deleted as requested.

41.	Staff Comment:

Appendix A – Portfolios Available Under the Contract – There is a statement at the end of the table that reads, “Not all of these Portfolios may be available in all states and markets.” Please disclose these state variations in an easily readable format.

Response:

This statement has been deleted as there is no variation on state or market availability of these Portfolios under this prospectus.

42.	Staff Comment:

Back Cover – Please make sure the EDGAR contract identifier for the contract on the bottom of the back cover page is in a type size smaller than that generally used in the prospectus (e.g., 8-point modern type).

Response:

We have revised the font of the contract identifier as requested (see page 190 of the PDF).

STATEMENT OF ADDITIONAL INFORMATION

43.	Staff Comment:

General Comment – Confirm supplementally that Item 21 related to services is not applicable. Otherwise include the related disclosure.

Response:

We confirm that Item 21 is not applicable.

44.	Staff Comment:

General Comment – Please provide the information required by Item 22 related to the purchase of the securities being offered.

Response:

Information responsive to Item 22 is included in the prospectus. We are not adding this disclosure to the SAI, therefore, pursuant to General Instruction C.2.(b) of Form N-4.

45.	Staff Comment:

Cover Page – Please include a more direct website link to the prospectus.

Response:

We have updated the disclosure as requested (see page B-1 of the SAI; page 191 of the PDF).

46.	Staff Comment:

The Company – For Capital Brokerage Corporation, please state the principal business address. Please also state: (1) whether the offering is continuous; and (2) the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the Registrant’s last three fiscal years. Item 23.

Response:

Information responsive to Item 23 is included in the prospectus. We are not adding this disclosure to the SAI, therefore, pursuant to General Instruction C.2.(b) of Form N-4.

47.	Staff Comment:

The Separate Account – Provide the date and form of organization of the Registrant and the Registrant’s classification pursuant to section 4 of the Investment Company Act [15 U.S.C. 80a-4] (i.e., a separate account and a unit investment trust). See Item 19(b).

Response:

Information responsive to Item 19(b) is included in the prospectus. We are not adding this disclosure to the SAI, therefore, pursuant to General Instruction C.2.(b) of Form N-4.

PART C

48.	Staff Comment:

Financial Statements – The financial statements should be included as part of the SAI. Item 26.

Response:

We intend to include the financial statements for the registrant and depositor in the SAI in a subsequent post-effective amendment.

49.	Staff Comment:

Location of Accounts and Records – This information may be omitted if it is included in Form N-CEN.

Response:

We have deleted this information as suggested because it is reported in the registrant’s Form N-CEN.

50.	Staff Comment:

Undertakings – Please change the title of this Item to “Fee Representation.”

Response:

We have revised the disclosure as requested.

As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the registration statement pursuant to Rule 485(b) that consolidates the changes with other non-material and annual update changes to the registration statement and the prospectus and statement of additional information contained therein.

If you have any comments or questions, please feel free to contact me by e-mail at michael.pappas@genworth.com or by telephone at 703.851.8668.

Sincerely,

/s/ Michael D. Pappas

Michael D. Pappas

Associate General Counsel

Genworth Life and Annuity Insurance Company